Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(‘Randgold Resources’ or the ‘Company’)

DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING

London, 17 September 2012 - Randgold Resources announces the following under DTR 3.1:

Mr G P Shuttleworth, a director of the Company, sold 9,000 ordinary shares of the Company on 14 September 2012, at a price of £74.85 per share.

Mr G P Shuttleworth’s shareholding in the Company is now 39,938 ordinary shares or 0.04% of the Company’s current issued share capital.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com